News release
For immediate publication

ART TO BE PRESENT AT THE FOURTH ANNUAL MEETING OF THE SOCIETY FOR MOLECULAR IMAGING IN COLOGNE,
GERMANY

Venue will provide an ideal opportunity to showcase new applications of the eXplore Optix system

Montreal, Canada, September 2, 2005 – ART Advanced Research Technologies Inc. (“ART”) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, is pleased to announce its participation at the 4th Annual Meeting of the Society of Molecular Imaging (SMI), being held at the Gürzenich Congress Center, in Cologne, Germany, from September 7 to 10, 2005.

At the SMI conference, ART’s sales and R&D teams will be joined by their GE Healthcare partner to showcase the new eXplore Optix multi-wavelength system during a special User Group Meeting. The User Group Meeting will include presentations by many users and experts in the optical molecular imaging sector, who will be demonstrating new developments and applications in preclinical research using the eXplore Optix system.

“ART will be showcasing a strong presence at this fourth meeting of the SMI, and will use this opportunity to give concrete demonstrations on the competitive advantages by ART’s eXplore Optix system,” said Micheline Bouchard, ART’s President and CEO. “Recent sales performance and our backlog confirm the growing adoption of the new multiwavelength eXplore Optix system by the research community,” added Ms. Bouchard.

In addition, ART will be at the event as an exhibitor in the GE Healthcare booth (#23), and will present eXplore Optix™, a pre-clinical optical molecular imager designed to provide in vivo biodistribution and pharmacokinetics data, at the booth located in the Gürzenich Congress Center.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix™, a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix™ is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan®, a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART’s shares are listed on the TSX under the ticker symbol ARA. Visit ART online at www.art.ca

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and the Securities and Exchange Commission in the United States.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.

Sébastien Gignac: sgignac@art.ca
Corporate Secretary and General Counsel

Jacques Raymond: mailto:jraymond@art.ca
Vice-President, Business Development
Tel. 514.832.0777

www.art.ca